Mail Stop 3561

January 29, 2008

Christopher J. Nichols, President
Advanced Growing Systems, Inc.
3050 Royal Boulevard South, Suite 135
Alpharetta GA 30022

> **Re: Advanced Growing Systems, Inc.**
> **Amendment No. 4 to Form 10-SB**
> **Filed January 11, 2008**
> **File No. 0-52572**

Dear Mr. Nichols:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Executive Compensation, page 19

1. We note your response to comment 4 in our letter dated December 21, 2007. However, it does not appear you have updated all compensation disclosure, such as Grants of Plan-Based Awards, Outstanding Equity Awards, Potential Payments Upon Termination or Change in Control Table, etc. as of September 30, 2007. Please advise or revise.

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You may contact Sarah Goldberg at (202) 551-3340, or Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu at 202-551-3240, or me at 202-551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Lyle J. Mortensen
        Fax: (817) 416-2535